

Christine Ay Tjoe (b. 1973)

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After reviewing over a dozen others, Masterworks agreed to privately acquire the Painting, which is a superb example of Ay Tjoe's highly desirable "Layered" series.

INVESTMENT THESIS

Initial Offering Price

$1,610,000

Offering Circular

sec.gov

Similar Sales | Record Price | Repeat Sales



$1.5m
$1.0m
$0.5m
12
14
16
18
20
22

Price Appreciation of Similar Works

18.0%

Sharpe Ratio (2001-2022)	watch video
Christine Ay Tjoe	▲1.31
All Art	0.51
S&P 500	0.49

75% Progress

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Christine Ay Tjoe

(b. 1973)

Why we like this offering

1. Christine Ay Tjoe is an expressive, abstract contemporary artist whose work engages the human condition by way of philosophy and spirituality.
2. Auction prices for Christine Ay Tjoe's works have experienced robust growth in recent years, with four of her top five price records set within the previous two years, and total auction sales reaching $7.1 million in 2022, an all-time high for the artist.
3. Our acquisitions team has reviewed more than a dozen examples of work by Ay Tjoe from around the world, many of which are priced in excess of $1 million. Of these works, this is only the second to be offered on the Masterworks platform.
4. Through the use of both oil sticks and paint applied to the canvas with her hands, Ay Tjoe balances control and volatility through the use of lines, patterns and textures which often resemble organic forms and structures found in nature.
5. Executed in 2013, The Painting is part of the artist's series of "Layered" works and is specifically one of a trilogy of paintings created by the artist that year, all entitled *Layer as a Hiding Place*.
6. The Painting was included in a 2023 exhibition titled "Joan Mitchell—Christine Ay Tjoe," which was held at Mnuchin Gallery in New York City and compared the work of Christine Ay Tjoe to that of the legendary abstract artist, Joan Mitchell.
7. As of May 5, 2023, abstract works comparable to the Painting in scale have sold at auction in excess of $1.6 million and include: *Layer as a Hiding Place* (2013), which sold for $1,662,452 in May 2022, and *Layers with more circles* (2011), which sold for $1,732,158 in May 2021. These two sales represent the artists second and first auction price records, respectively.
8. Examples of Ay Tjoe's work similar to the Painting are included in the Metropolitan Museum of Art's collection (Ay Tjoe is the first contemporary Indonesian artist ever collected by the Met) and the artist is represented by White Cube.

Past performance is no guarantee of future results. Repeat sales data may be limited and not representative of the entire artist market. An investor must read the Offering Circular before making an investment decision.

Artist Metrics

2021 Total Auction Sales	2021 Auction Lots Sold	All Time Record Price
$4,543,258	6	$1,740,443



Average Prices
757.2K
567.9K
378.6K
189.3K
10 11 12 13 14 15 16 17 18 19 20 21



Turnover by Year
4.5M
3.4M
2.3M
1.1M
10 11 12 13 14 15 16 17 18 19 20 21



Lots Auctioned
Sold
Unsold
13
9.75
6.5
3.25
10 11 12 13 14 15 16 17 18 19 20 21

Initial Offering Price	**$1,610,000**
Offering Circular	sec.gov/edgar

Painting







About Christine Ay Tjoe

Christine Ay Tjoe (b. 1973, Bandung, Indonesia) is an expressive, abstract contemporary artist whose work engages the human condition by way of philosophy and spirituality. She is most known for her paintings which are characterized by a dynamic dance between negative space and pigment which she applies with both brushes and her hands. Her expressive work deals with abject subject matter, attempting to connect with our most powerful emotions and deep psychological fears.

INVEST NOW

CHRISTINE

AY TJOE

b. 1973, INDONESIA



$1,610,000

INITIAL OFFERING

18.0% HISTORICAL APPRECIATION OF SIMILAR WORKS[1]

▲1.31 MARKET RISK-ADJUSTED APPRECIATION[2]

51.3% ANNUAL GROWTH OF RECORD PRICE[3]

19.5% MEDIAN REPEAT SALE PAIR APPRECIATION[4]

Oil on canvas | 71 × 79 in. (180 × 201 cm.)

Christine Ay Tjoe is an expressive, abstract contemporary artist whose work engages the human condition by way of philosophy and spirituality.

The Painting is a sensational example of Christine Ay Tjoe's expressive and unique movement which targets the human experience through dramatic color and composition. Executed in 2013, while the Painting's depiction is nonspecific, the texture vibrates and the color creates a sense of dangerous adventure. The pigment is slightly darker and more dense on the left half of the painting. Through the use of both oil sticks and paint applied to the canvas with her hands, Ay Tjoe balances control and volatility through the use of lines, patterns and textures which often resemble organic forms and structures found in nature. The Painting is part of the artist's series of "Layered" works and is specifically one of a trilogy of paintings all entitled *Layer as a Hiding Place* created in 2013. The Painting was included in a 2023 exhibition titled "Joan Mitchell—Christine Ay Tjoe," which was held at Mnuchin Gallery in New York City and compared the work of Christine Ay Tjoe to that of the legendary abstract artist, Joan Mitchell. Examples of Ay Tjoe's work similar to the Painting are included in the Metropolitan Museum of Art's collection. As of may 5, 2023, abstract works comparable to the Painting in scale, subject and execution have sold at auction in excess of $1.6 million and include: *Layer as a Hiding Place* (2013), which sold for HKD 13,050,000 ($1,662,452) at Christie's, Hong Kong, on May 26, 2022, and *Layers With More Circles* (2011), which sold for HKD 13,450,000 ($1,732,158) at Christie's, Hong Kong, on May 24, 2021. These two sales represent the artists second and first auction price records, respectively. The Painting's subject, execution, and scale make it a commercial and desirable work by Christine Ay Tjoe.

As of may 5, 2023, auction prices for Christine Ay Tjoe's works have experienced robust growth, with four of her top five price records set within the previous two years. In 2022, auction sales for Ay Tjoe's work reached $7.1 million, which represents an all-time high for the artist. As of may 5, 2023, her top auction prices are led by *Layers with More Circles* (2011), which sold for $1,732,158 at Christie's, Hong Kong on May 24, 2021, *Layer As A Hiding Place* (2013), which sold for $1,662,452 at Christie's, Hong Kong on May 26, 2022, and *Black Number 1* (2014), which sold for $1,589,976 at Sotheby's, Hong Kong on April 27, 2022.

AS OF MAY 5, 2023, HER TOP AUCTION PRICES ARE LED BY *LAYERS WITH MORE CIRCLES* (2011), WHICH SOLD FOR $1,732,158 AT CHRISTIE'S, HONG KONG ON MAY 24, 2021, *LAYER AS A HIDING PLACE* (2013), WHICH SOLD FOR $1,662,452 AT CHRISTIE'S, HONG KONG ON MAY 26, 2022, AND *BLACK NUMBER 1* (2014), WHICH SOLD FOR $1,589,976 AT SOTHEBY'S, HONG KONG ON APRIL 27, 2022.

AUCTION RESULTS FOR SIMILAR WORKS[5,6]


$1.8M
$1.3M
$0.9M
$0.4M
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022

Christine Ay Tjoe (b. 1973, Bandung, Indonesia) is an expressive, abstract contemporary artist whose work engages the human condition by way of philosophy and spirituality. She is most known for her paintings which are characterized by a dynamic dance between negative space and pigment which she applies with both brushes and her hands. After earning a Faculty of Fine Arts and Design from the Bandung Institute of Technology in 1997, she subsequently began a career as an assistant fashion designer before transitioning into being a full time artist. Ay Tjoe's initial artwork drew inspiration from plants where she created intaglio drypoint prints. Her work has been included in several group exhibitions at renowned galleries and museums internationally such as the China National Museum of Fine Art (2003), the National Gallery, Jakarta (2009), Shanghai Contemporary (2010), Saatchi Gallery (2011), Fondazione Claudio Buziol (2011), the Singapore Art Museum (2012), the National Taiwan Museum of Fine Arts (2012), and the Asia Society Triennial (2020). During the 2010s, she had solo exhibitions at Michael Ku Gallery in Taipei, Ota Fine Arts in Tokyo, and an acclaimed retrospective at 21st Century Museum of Contemporary Art in Kanazawa. She has received various awards throughout her art career including: a "top five" Philips Morris Indonesia Art Award in 2007, the SCMP Art Futures Prize in 2015, and the Prudential Eye Award for painting in 2015. Her most recent exhibitions include two solo shows: "Spinning in the Desert" at White Cube Hong Kong (May 18 – August 28, 2021) and "The Black Side" at Ota Fine Arts Shanghai (September 29 – October 31, 2018). Ay Tjoe is the first contemporary Indonesian artist ever collected by the Metropolitan Museum of Art in New York. As of April 17, 2023, the artist lives and works in Bandung, Indonesia, and is represented by White Cube Hong Kong.



C HRISTINE AY TJOE





IMPORTANT DISCLOSURES

1. Historical appreciation rates reflect an implied annualized return for a given artwork based on its purchase and sale at auction, including purchase and sale commissions paid to the auction house. Historical appreciation rates are not comparable to, or intended to represent or be a proxy, for returns on Masterworks shares. Artist information is presented for illustrative purposes only and Masterworks does not own, securitize, purchase or sell works by all of such artists. Past performance is no guarantee of future results, and an investor can lose money.

2. The risk-adjusted appreciation, otherwise known as "Sharpe Ratio", can be used to evaluate the total performance of an asset, portfolio, or in this case the artist's market, and indicates how well the artist's market has performed historically in comparison to the rate of return on a risk-free investment, such as U.S. government treasury bonds or bills. The market for George Condo has a risk-adjusted appreciation of 0.77. Risk-adjusted appreciation reflects (x) the average annualized artist market appreciation (depreciation) of all artworks by an artist that have sold at least twice at public auction (referred to as "repeat sales"), minus the risk-free rate of return. The risk-free rate of return is measured by the average annual risk-free rate at year end over the applicable time period, divided by (y) the volatility of the returns in an artist's market, as measured by the standard deviation of those returns. The applicable time period begins on the later of (a) the earliest purchase price date for the artist's first repeat sale and (b) December 31, 1989, the year end of the earliest year when other financial indices were available, and ends on the last sale date that the artist had a repeat sale. "Repeat sales" exclude artworks of an artist that were held for less than 1 year, meaning that an artwork was bought and sold at public auction in a span of less than 365 days, but may include transactions involving Masterworks acting as buyer or seller, and only include artworks reflective of the artist's main medium, as defined by Masterworks. This analysis is based on public records as tracked by Masterworks and by third-party data sources. Volatility represents the variation in the historical returns or price appreciation (depreciation) of an asset class over a set period of time. Higher volatility generally means more risk, and lower volatility generally means less risk, although volatility should not be considered a proxy for risk. This risk-adjusted appreciation metric should be considered in connection with other performance metrics, including the estimated historical CAGR implied from selected comparable sales.

3. A "record price" reflects the highest hammer price (excluding auction house buyer's premium) achieved at a public auction for any artwork by a particular artist. The art market considers the progression of record hammer prices to be an indication of an artist's market momentum and growth rate. Paintings by Christine Ay Tjoe have a record price compound annual growth rate ("CAGR") of 51.3% from November 26, 2006 to December 31, 2022. This calculation is based on (i) a record price of $1,799 on November 26, 2006, the earliest date that a painting by the artist was sold at public auction according to publicly available data and (ii) $1,416,635, the most recent record price as of December 31, 2022, the date that the Masterworks internal public sale database was last populated with artist market records. This analysis is based on public records as tracked by Masterworks and third-party data sources. Past record hammer price trends may not be indicative of future trends.

4. Median repeat sale pair appreciation reflects the median annualized price appreciation rate of all artworks by an artist that have sold at least twice at public auction (referred to as "repeat sales"). Repeat sale pair appreciation rates can be a useful measure of the progression of prices in a particular artist's market over time. The median repeat sale pair appreciation for Christine Ay Tjoe is 19.5%, which is based on 20 repeat sales during the time period beginning on the first purchase price date for the artist's earliest repeat sales pair, which in the case of Christine Ay Tjoe was May 22, 2001 and ending on the last date a repeat sale occurred for such artist, which in the case of Christine Ay Tjoe was November 30, 2022. "Repeat sales" exclude artworks of an artist that were held for less than 1 year, meaning that an artwork was bought and sold at public auction in a span of less than 365 days, but may include transactions involving Masterworks acting as buyer or seller, and only include artworks reflective of the artist's main medium, as defined by Masterworks. This analysis is based on public records as tracked by Masterworks and third-party data sources. Past repeat sale appreciation rates may not be indicative of future repeat sale appreciation rates.

5. Past artwork pricing trends are not indicative of future pricing trends. Investing involves risk and investors must be prepared to hold their investment for an extended period.

6. The table captures the historical data for selected auctions sales transactions, which are similar to the Painting. The selected sales data is intended to provide an estimate of the historical appreciation rate of the Painting by looking at a set of similar works by the artist that have sold at public auction. The set of similar sales comprise paintings by Christine Ay Tjoe with the following criteria: red paintings on canvas that measure 30 inches by 30 inches or larger and that to the best of our ability to determine are from the artist's series of "Layered" work. The data was sourced from publicly available auction records and does not include private sales. Such data may be incomplete or inaccurate. Sale records that do not contain images may be excluded from the comparative set. Although the paintings in the described set have similar characteristics to the Painting, each individual painting is unique in terms of artistic content, coloring, condition, provenance and other factors. We, therefore, cannot make any determination or representation that any of the data set forth is useful in determining the value of the Painting and you are urged not to place undue reliance on such data. The art transaction data is not intended to indicate past or expected performance of any security. Similar sales may include transactions involving Masterworks acting as a buyer or seller. For the purposes of the table, any sale that was conducted in a foreign currency has been converted to US Dollars at the prevailing exchange rate as of the applicable sale date. The realized prices comprised by this set of transactions have increased at an estimated 18.0% CAGR implied from selected sales occurring from October 3, 2011 to May 26, 2022.

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